UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2005.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Press release dated October 24, 2005 announcing Dissolution of Capital Tie-Up between the Company and KPN Mobile.
2.	Press release dated October 24, 2005 announcing Liquidation of the Company’s subsidiary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: October 24, 2005	By:	/S/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

For Immediate Release

NTT DoCoMo Dissolves Capital Tie-Up with KPN Mobile

TOKYO, JAPAN, October 24, 2005 — NTT DoCoMo, Inc. announced today it has transferred its interest in Dutch telecommunications company KPN Mobile N.V. (KPNM) to KPNMs corporate parent, Koninklijke KPN N.V. (KPN), while continuing the licensing of its i-mode® technology to KPNM.

Under the agreement, in connection with DoCoMos transfer of its KPNM shares (approximately 2.16% of KPNMs outstanding shares), KPN has agreed to cooperate with DoCoMo in the smooth operation of the global i-mode alliance, through the use of KPNs i-mode-related patents and know how, for example, and has paid DoCoMo five million euros.

E-Plus Mobilfunk GmbH & Co. KG (E-Plus), KPNMs German subsidiary, has been providing i-mode service in Germany since March 2002. In November 2004, DoCoMo also concluded an agreement with British operator O2 plc (O2). Based on this agreement, O2s German subsidiary, O2 (Germany) GmbH & Co. OHG (O2 Germany), will launch a mobile data service under its own brand name in 2006. DoCoMo believes that the involvement of both E-Plus and O2 Germany in the German market will further contribute to the global development of DoCoMos mobile data services.

As a result of this agreement with KPN, DoCoMo expects to record a gain of approximately 40 billion yen on its sale of investment securities and the related foreign currency translation. DoCoMo also expects to record approximately 14 billion yen, which it regards as the consideration for the benefit of this agreement, as an operating expense. Consolidated financial forecasts reflecting this agreement, among other things, will be announced in DoCoMos first-half earnings report on October 28.

For more information, please contact:

Masanori Goto or Eijun Tanaka

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

About NTT DoCoMo

NTT DoCoMo is the worlds leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode® which provides e-mail and Internet access to over 45 million subscribers as the worlds most popular mobile Internet service, and FOMA®, launched in 2001 as the worlds first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMos FOMA service is only available to subscribers in Japan.

For Immediate Release

NTT DoCoMo to Liquidate its Subsidiary

TOKYO, JAPAN, October 24, 2005 — NTT DoCoMo, Inc. (DoCoMo) announced today that it made a decision to liquidate DCM Capital NL (UK) Limited, DoCoMo’s wholly owned subsidiary in the United Kingdom. Details of the decision are as follows:

1. Outline of the Subsidiary

Company name:	DCM Capital NL (UK) Limited
Address:	5th Floor East, Lansdowne House
57 Berkeley Square, London, W1J 6ER
United Kingdom
Representative:	Yoshiaki Ugaki
Business:	Intermediate holding company to hold shares of KPN Mobile N.V. (KPNM)
Date established:	July 2000
Capital:	€4, 002,352,959
Number of shares issued:	4,002,352,959 shares
Fiscal year-end:	December 31
Number of employees:	None
Major business partner:	None
Shareholders:	100% owned by DoCoMo

2. Reasons for Liquidation

DCM Capital NL (UK) Limited was established as an intermediate holding company in the United Kingdom to hold DoCoMo’s shares of KPNM. DoCoMo decided to liquidate the intermediate holding company in order to transfer its shares in KPNM to KPNM’s parent company, Koninklijke KPN N.V.

3. Schedule

The liquidation is expected to be completed during the fiscal year ending March 31, 2007.

4. Impact on DoCoMo’s Results of Operations

The liquidation is not expected to have significant impact on DoCoMo’s consolidated or non-consolidated results of operations. The liquidation does not affect the forecast of DoCoMo’s results of operations for the fiscal year ending March 31, 2006.

For more information, please contact:

Masanori Goto and Eijun Tanaka

International PR

Public Relations Department

NTT DoCoMo, Inc.

Tel: +81-3-5156-1366

Fax: +81-3-5501-3408

website: http://www.nttdocomo.com

Inquiries may also be made through the following URL:

http://www.nttdocomo.com/inquiry

About NTT DoCoMo

NTT DoCoMo is the world’s leading mobile communications company, serving more than 50 million customers. The company offers a wide variety of leading-edge mobile multimedia services, including i-mode® which provides e-mail and Internet access to over 45 million subscribers as the world’s most popular mobile Internet service, and FOMA®, launched in 2001 as the world’s first 3G mobile service based on W-CDMA. In addition to wholly owned subsidiaries in Europe, North America and Asia, the company is expanding its global reach through strategic alliances with mobile and multimedia service providers in Asia-Pacific and Europe. NTT DoCoMo is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.

i-mode and FOMA are trademarks or registered trademarks of NTT DoCoMo, Inc. in Japan and other countries.

NTT DoCoMo’s FOMA service is only available to subscribers in Japan.